UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 8, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

PROPOSALS FOR THE SPECIAL SHAREHOLDERS' MEETINGS

March 10, 2021 | 4 p.m.

bradesco

Table of Contents

Controlling Shareholders´ Proposals of Banco Bradesco S.A. for election of a Board of Directors member

Dear shareholders,

The controlling shareholders of Banco Bradesco S.A. (Bradesco or Company), represented in accordance with their Bylaws, hereby submit, for examination and deliberation, in compliance with the provisions of "caput" of Article 8 of Bradesco´s Bylaws, proposal to elect, as independent member of the Board of Directors, Mr. ***Paulo Roberto Simões da Cunha***, Brazilian, married, accountant, Identity Card 4.840.176-6/SSP-SP, Individual Taxpayer's Registry (CPF) 567.047.048/68, with business address at Núcleo Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900, nominated to compose the Body on 1.14.2021, pursuant the "caput" of Article 150 of Law No. 6,404/76, replacing Mr. Josué Augusto Pancini who, on 1.7.2021, resigned from the position of member of the Board of Directors.

Member of the Audit Committee of Bradesco from 2004 to 2009 and from 2014 to the present date, Mr. Paulo Roberto is a professional of proven competence who has always acted with total independence, as required and monitored by the Central Bank of Brazil.

Currently, he has the function of financial specialist of the Committee, where he has contributed a lot and still contributes to the deliberations of the Board of Directors, a body that now also composes.

Due to the vast professional experience Mr. Paulo Roberto has accumulated in the financial market throughout his career, the controlling shareholders ratify the choice of the Company's Board of Directors by proposing that the other shareholders, at the Special Shareholders´ Meeting, follow his indication.

If the election is approved, Mr. Paulo Roberto will have his name submitted to approval by the Central Bank of Brazil (BACEN) for a term coinciding with that of the other members of the Board of Directors, until the Shareholders´ Meeting of 2022, extended until the investiture of the Officers who are elected on that occasion.

The controlling shareholders clarify that Mr. Paulo Roberto, third independent member to compose Bradesco´s Board of Directors for the current term, filed at the Company's headquarters declarations: (i) under the penalties of the law, that he meets the conditions of eligibility laid down in Articles 146 and 147 of Law No. 6,404/76 and in Resolution No. 4,122/2012, of the National Monetary Council; and (ii) confirming his fit regarding the criteria of independence in compliance with the applicable governance criteria.

For additional information, see the Résumé of the candidate indicated for the Board of Directors by the controlling shareholders, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480/09.

Proposals for cancellation of shares held in treasury and increase of the share capital with a bonus of 10% in shares, with the consequent amendment of the "caput" of Article 6 of the Bylaws

Dear Shareholders,

The Board of Directors of Bradesco hereby submits, for examination and resolution by you, proposals to:

1. cancel 34,685,801 book-entry, registered shares, with no par value, issued by the Company, held in treasury, without reducing the capital stock, of which 7,307,259 common shares and 27,378,542 preferred shares, acquired through share buyback programs, with the consequent amendment of "caput" of Article 6 of the Bylaws;

2. increase the capital stock by R$4,000,000,000.00, increasing it from R$79,100,000,000.00 to R$83,100,000,000.00, with bonus stock, by means of the capitalization of part of the balance of the "Profit Reserves – Statutory Reserve" account, according to the provisions of Article 169 of Law No.6.404/76, by issuing 883,552,687 book-entry, registered shares, with no par value, being 442,779,931 common shares and 440,772,756 preferred shares, which will be attributed free of charge to shareholders at the ratio of 1 new share to each 10 shares of the same type they hold on the base date, to be established after the approval of the process by the Central Bank of Brazil, with observance that:

   I. **Goals:** the bonus operation's purpose is to: a) increase the liquidity of the shares in the market, considering that the greater amount of outstanding shares will potentially generate a growth in the operations performed with such actions; b) enable an adjustment in the shares price, making the unit price more attractive and accessible to a larger number of investors; and c) improve the adequacy of the balance of the profit reserves with the legal limits.

   II. **Date-Base of Right to Bonus Stock:** it will be announced to the market after the approval of the respective process by the Central Bank of Brazil.

   III. **Trading:** the current shares will continue to be traded with the right to bonus and the new shares shall be available for trading after the approval of the said process by the Central Bank of Brazil and the inclusion in the position of the shareholders, which will be dealt with in a notice to the market.

   IV. **Right to Shares with Bonus:** will be entitled to dividends and/or interest on shareholder's equity that may be declared as of the date of their inclusion in the position of shareholders. They are also entitled, in full, to possible benefits attributed to other shares as of the aforementioned date.

V. **Monthly Interest on Shareholders' Equity:** will be maintained at R$0.017249826 per common share and R$0.018974809 per preferred share (gross), with the payment for the net amount of R$0.014662352 per common share and R$0.016128588 per preferred share, after the deduction of tax income at the source of 15% (fifteen percent). They will continue to be paid in accordance with the Systematics of Monthly Payment of Dividends/Interest on Shareholder's Equity. Income tax at the source does not apply to legal entities that are exempt from this tax.

Thus, the total amount paid monthly to the shareholders will have an increase of 10%, after the inclusion of the new shares into its position.

VI. **Fractions of Shares:** the bonus will always occur in whole numbers. Shares remaining from the fractions of shares will be separated, grouped in whole numbers and sold in an auction to be held at B3 S.A. – Brasil, Bolsa, Balcão (B3). After the approval needed for the process by the Central Bank of Brazil and, prior to the sale, Bradesco will establish a period of no less than 30 days, during which the shareholders may transfer the fractions of shares, as provided for in Paragraph Three of Article 169 of Law No. 6,404/76. After the sale of the shares, the respective amounts will be made available to the shareholders entitled thereto. Other details will be announced to the shareholders in due course.

VII. **Cost of the Shares with Bonus:** the cost attributed to the shares with bonus is of R$4.527177676 per share, regardless of the type, for the purposes of Article 10 of Law No. 9,249/95 (with new wording granted by Law No. 12,973/14), and Paragraph One of Article 58 of Normative Instruction No. 1,585/15, of the Internal Revenue Service of Brazil.

VIII. **Additional Procedures - Payment of Fractions of Shares:** the amounts resulting from the fractions of shares will be made available to the shareholders as follows**:**

a) to those shareholders whose shares are deposited in the Company and with their registration and banking data up to date, through a credit to be made in the bank accounts at a Financial Institution appointed by them; and

b) those whose shares are deposited at B3, through the Institutions and/or Brokers that maintain their positions in custody.

The shareholders that do not have the details updated should go straight to the Bradesco Branch of their preference, provided with their CPF (Individual Taxpayer's Registry), RG (Identity Card) and proof of residence, to update their registration details and receive the respective amounts to which they are entitled.

The new wording of the "caput" of Article 6 of the Bylaws, resulting from the cancellation of the shares held in treasury and the increase in the capital stock, together with the other amendments to the Bylaws, which will be examined and discussed at the Special Shareholders´ Meeting of 4:15 p.m., also on March 10, 2021, whose proposal of the Board of Directors you will find in the Manual of the respective Special Shareholders´ Meeting, is included in the Attachment Transcription of the proposed consolidate Bylaws and must be submitted for approval by the Central Bank of Brazil.

The information required by Article 14 of CVM Instruction No. 481/09 can be consulted in the Attachment that is related to the increase of the capital stock.

All other information required by Article 11 of CVM Instruction No. 481/09 can be found in the Attachment Detailing the origin and rationale of the statutory amendments proposed and analysis of their legal and economic effects.

Information on the candidate appointed by the controlling shareholders to compose the Board of Directors, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480/09, pursuant to the provisions of Attachment A of CVM Instruction No. 552/14 .

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:	
a. name:	**Paulo Roberto Simões da Cunha**
b. date of birth:	May 27, 1950
c. occupation:	Accountant
d. Individual Taxpayer's ID (CPF):	567.047.048/68
e. elected office held:	Member of the Board of Directors
f. election date:	Nominated by the Board of Directors on 1.14.2021, pursuant "caput" of Article 150 of Law No.6.404/76.
g. investiture date:	The took the office depends on Central Bank of Brazil approval
h. term of office:	Until the first Shareholders´ Meeting, which is to be held after his nomination, which will occur on 3.10.2021
i. other positions held in the issuer	Member of the Audit Committee (Financial Specialist)
j. elected by the controlling shareholder:	Yes
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:	Yes, in accordance with the established criteria in the Internal Charter of the Board of Directors, available on the website Investor Relations of the Company
l. number of consecutive terms:	0
m. information on:	
i. main professional experiences during the last 5 years, indicating:	
company:	B3 S.A. - Brasil, Bolsa, Balcão
core business:	Stock Exchange
position:	September/2006 to May/2018 – Member of the Audit Committee
if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	No
ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations
n. description of any of the following events that have occurred during the last 5 years:	
i. i. any criminal conviction	No criminal conviction
ii. ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM

iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	0%

12.7/8. Committees Composition

Mr. Paulo Roberto is Financial Specialist of the Audit Committee, as below:

AUDIT COMMITTEE(Statutory Body)

Name	Date of Birth	Profession	CPF [Individual Taxpayer's Registry]	Position	Date of Appointment	Date that office was taken	Mandate	Other positions and duties with issuer	Number of consecutive mandates
Paulo Roberto Simões da Cunha	May 27, 1950	Accountant	567.047.048/68	Financial Expert	March 11, 2019	May 6, 2019	March 11, 2021	Independent Member of the Board of Directors	0
TOTAL NUMBER OF MEETINGS			278		**% OF INTEREST**		87%		

12.9. Existence of marital relationship, stable union or kinship to the second degree between:

a. the issuer's managers:

There is no such relationship involving Mr. Paulo Roberto.

b. (i) the issuer's managers and (ii) the managers of companies directly or indirectly controlled by the issuer:

None.

c. (i) the managers of the issuer or its subsidiaries, direct or indirect, and (ii) direct or indirect controllers of the issuer:

None.

d. (i) the issuer's managers and (ii) the managers of the issuer's direct or indirect controlling companies;

There is no such relationship involving Mr. Paulo Roberto.

12.10. Inform the relationships of subordination, of provision of service or control maintained in the past three fiscal years, between the issuer's managers and:

a. the company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, all the share capital: None.

Note: *According to the criterion adopted by Bradesco, the wholly-owned subsidiaries are the companies in the Corporate Organizational Chart which, although Bradesco does not retain 100% of the share capital, in practice, are managed as wholly-owned subsidiaries, by the following features:*

- *Are corporations privately held;*
- *They have a minority interest of less than 1%; and*
- *The Organization elects all members of their management bodies.*

b. direct or indirect controller of issuer:

Mr. Paulo Roberto is not part of any direct or indirect controller of the issuer.

c. if relevant, supplier, client, debtor or creditor of the issuer, its controlled or controlling or subsidiaries of any of these persons:

None.

Attachment 14 required by Article 14 of CVM Instruction No. 481/09, relative to the share capital increase

1. **Inform the amount of the increase and of the new share capital**

   Increase of R$4,000,000,000.00, raising the share capital from R$79,100,000,000.00 to R$83,100,000,000.00.

2. **Inform if the increase shall be carried out by means of: (a) the conversion of debentures or other debt securities into shares; (b) the exercise of the subscription rights or of the subscription bonus; (c) the capitalization of income or reserves; or (d) the subscription of new shares**

   Increase through the capitalization of part of the balance of the "Profit Reserves - Statutory Reserve" account, in accordance with the provisions of Article 169 of Law No. 6,404/76, with a bonus of 10% in shares.

3. **Explain in detail the reasons for the increase and its legal and economic consequences**

   The Capital Increase aims at increasing the liquidity of the shares in the market, considering that a greater amount of outstanding shares may generate growth in the business, may enable an adjustment in the shares price, making the unit price become more attractive and accessible to a larger number of investors and also improve the compliance of the balance of profit reserves with the legal limits.

   The operation shall give rise to:

   - ✓ ***legal effects*** exclusive due to by virtue of the attribution of ownership of 1 new share to each 10 shares of the same type previously held, preserving the proportional ownership of all of the shareholders, without distinction; and

   - ✓ ***economic effects*** arising from the increment of 10% in the total amount of interest on shareholders' equity and/or dividends paid monthly, benefiting proportionately all of the shareholders. There shall be maintenance of the monthly amount of interest on shareholders' equity and/or dividends per share, by changing the total amount due to the greater number of shares issued and received by the shareholders due to the bonus stock.

4. **Provide a copy of the Fiscal Council's opinion, if applicable**

   A full transcription of the Fiscal Council's Report recorded in the Annual Meeting of the mentioned Body, held on February 3, 2021: "**Fiscal Council's Report - Banco Bradesco S.A. –** The members of the Fiscal Council, pursuant to the provisions in Item III of Article 163 of Law No. 6,404/76, having conducted the examination of the Board of Directors' Proposal to increase the share capital, in the amount of R$4 billion, by means of

capitalization of reserves with 10% bonus stock and the consequent amendment to the "caput" of the Article 6 of the Bylaws, registered in the Special Meeting of the mentioned Body, held on this date, have an opinion that the proposal shall be analyzed by the shareholders of the Company in the Special Shareholders' Meeting to be held on March 10, 2021, at 4 p.m." Cidade de Deus, Osasco, SP, on February 3, 2021. (sgd) Ariovaldo Pereira, Domingos Aparecido Maia, José Maria Soares Nunes, Ivanyra Maura de Medeiros Correia and Cristiana Pereira".

5. In the event of a capital increase by means of subscription of shares

This is not applicable, since the share capital increase shall not be carried out by means of subscription of shares, but through capitalization of the profit reserves.

6. In the event of capital increase by means of capitalization of income or reserves

a. Inform whether the par value of the shares shall be changed, if applicable, or whether new shares shall be distributed among the shareholders

The shares issued by the Company, pursuant to a statutory provision, have no par value, including the ones to be issued as a result of the proposed share capital increase. The 883,552,687 shares to be issued are granted free of charge to the shareholders, as bonus stock, in a proportion of 1 new share for each 10 shares held of the same type that the shareholders detain on the base date.

b. Inform whether the capitalization of income or reserves shall occur with or without change of the number of shares in the companies having shares with no par value

The capitalization proposed herein shall increase the number of shares issued by the Company as follows:

Number of shares	Current	Shares in treasury cancelled	Position after the cancellation	Bonus stock (10%)	Position after Bonus Stock
Common (ON)	4,435,106,575	7,307,259	4,427,799,316	442,779,931	4,870,579,247
Preferred (PN)	4,435,106,111	27,378,542	4,407,727,569	440,772,756	4,848,500,325
Total	8,870,212,686	34,685,801	8,835,526,885	883,552,687	9,719,079,572

c. In the event of distribution of new shares

i. State the number of shares issued of each type and class

Number of Shares Issued by Type	
Common (ON)	442,779,931
Preferred (PN)	440,772,756
Total	883,552,687

ii. Inform the percentage of shares to be received by the shareholders

All shareholders shall receive, as bonus stock, 10% of their shareholding position.

iii. Describe the rights, advantages and restrictions attributed to the shares that are to be issued.

Type	Rights	Advantages	Restrictions
Common (ON)	• voting right; • in the event of a public offering, due to possible change of control of the Company, the common shares that are not part of the controlling group shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controllers.	• they shall be entitled to dividends and/or interest on shareholders' equity that may be declared as from the date of their inclusion in the position of shareholders. They shall also be entitled, in full, to possible advantages granted with the other shares as per the mentioned date.	• the conversion of common shares into preferred shares is not permitted.
Preferred (PN)	• priority in the reimbursement of the share capital, in the event of liquidation of the Company; • dividends that are ten percent (10%) higher than those attributed to common shares; • inclusion in a public offering resulting from a possible disposal of control of the Company, whereby the holders are assured receipt of a price equal to eighty percent (80%) of the amount paid per common share, as part of the controlling group.	• as above.	• they have no right to vote, except in the cases provided for by law; • the conversion of preferred shares into common shares is not permitted.

iv. Inform the acquisition cost, in *Reais* per share, to be assigned so that the shareholders can comply with Article 10 of Law No. 9,249, of December 26, 1995 (with new wording given by Law No. 12,973/14)

The cost attributed to the bonus shares is R$4.527177676 per share, regardless of the type of share.

v. Inform the treatment given for fractions, if applicable

The bonus shares shall always occur in whole figures. The remaining shares resulting from fractions of shares shall be separated, grouped into whole figures and sold in an auction to be held at B3 S.A. – Brasil, Bolsa, Balcão, whose date shall be determined after the process is duly approved by the Central Bank of Brazil (BACEN).

After the approval by BACEN and the holding of the mentioned auction, the relevant amounts shall remain available for the shareholders entitled thereto.

d. Inform the deadline set forth in Paragraph 3 of Article 169 of Law No. 6,404/76

Before the auction specified in item 6.c.v, the Company shall establish a time limit of not less than thirty (30) days, during which the shareholders may transfer the fractions of shares.

e. Inform and provide the information and documents mentioned in item 5, when applicable

Not applicable.

7. In the event of capital increase by conversion of debentures or other debt securities into shares or by means of the exercise of subscription bonus

Not applicable.

8. The provisions in items 1 to 7 of this Attachment shall not apply to capital increases arising from an option plan, in which case the issuer must inform: "..."

Not applicable.

Detailing the origin and rationale of the proposed statutory amendments and analysis of their legal and economic effects

1) The proposed amendment of the "caput" of Article 6 of the Bylaws arises from:

   a) cancellation of 34,685,801 book-entry, registered shares, with no par value, issued by the Company, held in treasury, without reducing the capital stock, of which 7,307,259 common shares and 27,378,542 preferred shares, acquired through share buyback programs. The Company Management foresees that the mentioned statutory amendment will produce:

   - ✓ ***legal effects***: exclusively due to the reduction in the quantity of common and preferred shares in which the share capital of the Company is divided; and

   - ✓ ***economic effects***: for shareholders, due to the reduction of the quantity of common and preferred shares issued by the Company and the consequent increase of their respective shares in the capital stock. For the Company, the cancellation of treasury shares does not generate economic effects. It is worth noting that the shares held in treasury, to be canceled, had the political and economic rights suspended since their acquisition by Bradesco.

   b) increase in Bradesco's capital stock through capitalization of existing reserves of income and the consequent issuance of shares that will be freely allocated to shareholders, as a bonus, through the ratio of 1 new share for every 10 shares of the same type that they hold on base date. Bradesco's Management foresees the aforementioned capital increase through the capitalization of existing income reserves and the issuance of shares, if approved, will produce:

   - ✓ ***legal effects:*** exclusively related to the assignment of ownership of 1 new share for each ten (10) shares of the same type previously held by the shareholder, maintaining preserved the proportional ownership of all of the shareholders, without distinction; and

   - ✓ ***economic effects:*** arising from the increase of 10% in the total amount of interest on shareholders' equity and/or dividends paid monthly, benefiting proportionately all of the shareholders. There shall be maintenance of the monthly amount of interest on shareholders' equity and/or dividends per share, by changing the total amount due to the greater number of shares issued and received by the shareholders due to the bonus stock.

Current Wording	Wording Proposed
Section I – The Organization, Duration and Headquarters	***Unaltered***
Article 1) Banco Bradesco S.A., a publicly-held company, hereinafter referred to as the Company, which is governed by these Bylaws.	***Unaltered***
Sole Paragraph - With the creation of the Company on June 26, 2001, in the special listing segment called Tier 1 of Corporate Governance of B3 S.A. - Brazilian Exchange & OTC (B3), the Company, its shareholders, managers and members of the Fiscal Council are subject to the provisions of Tier 1 of Corporate Governance Listing Regulation of the B3 (Tier 1 Regulation). The Company, its managers and shareholders must also observe the provisions of the Regulation for Listing of Issuers and Admission to Trading of Securities, including the rules concerning the withdrawal and exclusion of trading of securities admitted to trading on Organized Markets managed by B3.	***Unaltered***
Article 2) The Company's term of duration is indefinite.	***Unaltered***
Article 3) The Company's headquarters and jurisdiction are located in the administrative center called "Cidade de Deus", in Vila Yara, city and judicial district of Osasco, State of São Paulo.	***Unaltered***
Article 4) The Company may establish or close Branches in the Country, at the discretion of the Board of Executive Officers, and Abroad, upon the additional approval by the Board of Directors, hereinafter referred to as the Board, which shall also be responsible for approving the incorporation and/or closure of any other Bradesco Premises/Subsidiaries outside of the Brazilian territory.	***Unaltered***
Section II - Corporate Purpose	***Unaltered***
Article 5) The Company's corporate purpose is of conducting general banking	***Unaltered***

activities, including foreign exchange transactions, and administration of security portfolios, in the functions of fiduciary administrator and manager of funds.	
Section III - Share capital	***Unaltered***
Article 6) The share capital is of seventy-nine billion, one hundred million *Reais* (R$79.100.000.000,00), divided into 8,870,212,686 (eight billion, eight hundred and seventy million, two hundred and twelve thousand, six hundred and eighty-six) nominal book-entry shares, with no par value, of which 4,435,106,575 (four billion, four hundred and thirty-five million, one hundred and six thousand, five hundred and seventy-five) are common shares and 4,435,106,111 (four billion, four hundred and thirty-five million, one hundred and six thousand, one hundred and eleven) are preferred shares.	**Article 6)** The share capital is **R$83,100,000,000.00 (eighty-three billion and one hundred million**), divided into **9,719,079,572 (nine billion, seven hundred nineteen million, seventy-nine thousand, five hundred and seventy-two**) nominal book-entry shares, with no par value, of which **4,870,579,247 (four billion, eigth hundred and seventy million, five hundred and seventy-nine thousand, two hundred and forty-seven)** are common shares and **4,848,500,325 (four billion, eigth hundred and forty-eight million, five hundred thousand, three hundred and twenty-five)** are preferred shares.
Paragraph One - Common shares shall confer on its holders the rights and privileges provided by law. In the event of a public offering, due to a possible change of control of the Company, the common shares that are not part of the controlling group shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controllers.	***Unaltered***
Paragraph Two - Preferred shares shall have no voting rights, shall entitle their holders to the following rights and privileges:	***Unaltered***
a) priority in the reimbursement of the share capital, in the event of liquidation of the Company;	***Unaltered***
b) dividends that are ten percent (10%) higher than those ascribed to common shares;	***Unaltered***
c) inclusion in a public offering resulting from a possible alienation of the control of the Company, whereby the holders are assured receipt of a price equal to eighty percent	***Unaltered***

(80%) of the amount paid per common share, as part of the controlling group.	
Paragraph Three – In the event of a capital increase, at least fifty percent (50%) of the capital shall be paid at the time of subscription and the remaining amount shall be paid upon a call by Board of Executive Officers, pursuant to legal precepts.	***Unaltered***
Paragraph Four - The Company's shares are all of the book-entry kind, which are kept in deposit accounts of the Company itself, issued in favor of their holders, without issuance of certificates, whereby the shareholders may be charged for the cost of the service relative to the transfer of ownership of such shares.	***Unaltered***
Paragraph Five - The following shall not be permitted:	***Unaltered***
a) conversion of common shares into preferred shares and vice-versa;	***Unaltered***
b) issuance of beneficiary portions.	***Unaltered***
Paragraph Six – The Company may, subject to authorization of the Board, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and subsequent sale.	***Unaltered***
Section IV - Management	***Unaltered***
Article 7) The Company shall be managed by a Board of Directors and a Board of Executive Officers.	***Unaltered***
Paragraph One – The positions of CEO and Chairman of the Board of Directors may not be exercised by the same person, except for the cases of vacancy that should be specifically disclosed to the market and for which the relevant measures should be taken to fill the respective positions within one hundred and eighty (180) days.	***Unaltered***
Paragraph Two - The investiture of members of the Board of Directors and Board of Executive Officers shall be subject to prior signature of the Management Statement of Consent, pursuant to the Tier 1 Regulation, as	***Unaltered***

well as the compliance with applicable legal requirements.	
Paragraph Three - The members of the Board of Directors and of the Board of Executive Officers shall have a unified term of office of two (2) years, in which reelection is permitted, which shall extend until the investiture of new elected managers.	***Unaltered***
Paragraph Four - Notwithstanding the provisions of the preceding Paragraph, the members of the Board of Executive Officers shall exercise their terms only until the day on which they reach sixty-five (65) years of age.	***Unaltered***
Section V - Board of Directors	***Unaltered***
Article 8) The Board of Directors shall consist of six (6) to eleven (11) members elected by the Shareholders' Meeting, who shall choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, one (1) Chairman and one (1) Vice-Chairman.	***Unaltered***
Paragraph One - The decisions of the Board shall only be valid if approved by an absolute majority of the effective members, including the Chairman, who shall have the casting vote, in the event of a tie.	***Unaltered***
Paragraph Two – The participation shall be permitted for any member that is absent for justifiable reasons, by means of a teleconference or videoconference or by any other means of communication that can assure the effectiveness of his/her participation, and his/her vote shall be considered valid for all legal purposes.	***Unaltered***
Paragraph Three – In the event that the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice-Chairman shall take over. In the absences or temporary impediments of the latter, the Chairman shall designate a substitute from among the other members. If there is a vacancy in the position of Vice-Chairman, the Board shall appoint a	***Unaltered***

substitute from among its members, who shall serve for the time missing to complete the term of office of the replaced member.	
Paragraph Four – In the event of temporary or permanent leave of any other Board member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard for the precepts of law and of these Bylaws.	***Unaltered***
Article 9) In addition to the duties set forth by law and these Bylaws, the Board include the following:	***Unaltered***
a) to ensure that the Board of Executive Officers is always strictly capable of performing its duties;	***Unaltered***
b) to ensure that the social businesses are conducted with probity, so as to preserve the good name of the Company;	***Unaltered***
c) whenever possible, to preserve administrative continuity, which is strongly recommended for the stability, prosperity and security of the Company;	***Unaltered***
d) to establish the general orientation of the Company's business, including the decisions on the constitution and functioning of Operating Portfolios;	***Unaltered***
e) in the event of operations with companies that are not part of the Bradesco Organization, to authorize the acquisition, disposal or encumbrance of Non-Current Asset items and the holdings of a non-permanent nature of the Company and its directly and indirectly controlled subsidiaries if their amounts are more than one percent (1%) of their corresponding Shareholders' Equity;	***Unaltered***
f) to decide on the trading of shares issued by the Company itself, pursuant to Paragraph Six of Article 6;	***Unaltered***
g) to authorize the granting of any form of donation, contribution or assistance, regardless of the beneficiary;	***Unaltered***

h) to approve the payment of dividends and/or interest on shareholders' equity proposed by the Board of Executive Officers;	***Unaltered***
i) to submit to the Shareholders' Meeting the proposals that aim at increasing or reducing the share capital, grouping, bonuses or the unfolding of actions, mergers, incorporations, or spin-offs and statutory reforms of the Company;	***Unaltered***
j) to manifest themselves in relation to any public offering having as subject-matter shares or securities that can be converted or exchanged for shares of the Company, which shall contain, among other relevant information, the opinion of Management concerning the possible acceptance of the public offering and of the economic value of the Company;	***Unaltered***
k) to manifest themselves on corporate events that may give rise to a change of control, determining if they ensure fair and equitable treatment for the shareholders of the Company;	***Unaltered***
l) to take a decision on the associations that involve the Company or its subsidiaries, including the participation in shareholders' agreements;	***Unaltered***
m) to approve the application of funds deriving from tax incentives;	***Unaltered***
n) to examine and resolve on the budgets and financial statements submitted by the Board of Executive Officers;	***Unaltered***
o) to bring into its sphere of deliberation specific subjects of interest for the Company and to decide on the omitted cases;	***Unaltered***
p) limited to the annual global amount approved by the Shareholders' Meeting, to perform the distribution of remuneration and social security funding for the Managers;	***Unaltered***
q) to authorize, when it considers necessary, the individual representation of the Company by a member of the Board of Executive Officers, or by an attorney, where	***Unaltered***

their resolutions shall show the acts that may be executed;	
r) to establish the compensation of the members of Audit Committee, with due regard for the market parameters; and	***Unaltered***
s) to supervise the management environment of risks and internal controls.	***Unaltered***
Sole Paragraph - The Board may assign special duties to the Board of Executive Officers and any of its members, as well as establish committees to deal with specific matters within the scope of the Board of Directors.	***Unaltered***
Article 10) The Chairman of the Board shall preside the meetings of the Body, subject to the provisions of Paragraph Three of Article 8.	***Unaltered***
Sole Paragraph – The Chairman of the Board may call the Board of Executive Officers and participate, together with other Board members, in any of its meetings.	***Unaltered***
Article 11) The Board shall meet regularly six (6) times per annum and, extraordinarily, when the interests of the company so require, as convened by its Chairman, or half of the remaining members, drawing up the minutes for each meeting.	***Unaltered***
Section VI – Board of Executive Officers	***Unaltered***
Article 12) The Board of Executive Officers of the Company is elected by the Board of Directors, and shall consist of eighty-three (83) to one hundred and eight (108) members, distributed, at the Board's discretion, as follows: i) seventeen (17) to twenty-seven (27) Executive Officers, with one (1) Chief Executive Officer and sixteen (16) to twenty-six (26) Officers that are distributed among the positions of Executive Vice-President, Managing Officer and Deputy Officer; and ii) sixty-six (66) to eighty-one (81) Officers, who are distributed among the positions of Department Officer, Officer and Regional Officer.	***Unaltered***
Paragraph One – The Board of Directors	***Unaltered***

shall establish, in the first meeting of the Body that takes place after the Annual Shareholders' Meeting that elected them, and whenever necessary, the number of officers to be elected, designating them, by name, within the positions in the "caput" of this Article, subject to the provisions of Paragraph One of Article 7 and the requirements of Articles 17, 18 and 19 of these Bylaws.	
Paragraph Two – The requirements established in Articles 18 and 19 may be exempted by the Board in an exceptional case, up to a limit of one quarter (¼) of the total number of Executive Officers, except in relation to the Officers appointed for the positions of CEO and Vice-President.	***Unaltered***
Article 13) It is incumbent upon the officers to manage and represent the Company and bind it by means any acts and agreements of its interest, and may waiver or forbear rights, and acquire, dispose of or encumber goods or assets pursuant to Paragraph Four of this Article and item "e" of Article 9 of these Bylaws.	***Unaltered***
Paragraph One - With the exceptions provided for expressly in these Bylaws, the Company is only obliged, by the joint signatures of at least two (2) Officers, one of them being the Chief Executive Officer or Vice-President.	***Unaltered***
Paragraph Two - The Company may also be represented by at least one (1) Officer and one (1) attorney, or by at least two (2) attorneys, and jointly, specifically represented by two (2) Officers, as described in the previous paragraph, with the relevant power of attorney mentioning their powers, the acts that they can practice and their term.	***Unaltered***
Paragraph Three - The Company may also be represented separately by any member of the Board of Executive Officers or by an	***Unaltered***

attorney with specific powers, in the following cases:	
a) term of office with an "ad judicia" clause, in which the power of attorney may have an indeterminate period and be reinstated;	***Unaltered***
b) upon summoning or subpoenas;	***Unaltered***
c) participation in biddings;	***Unaltered***
d) in the Shareholders' Meetings of companies or investment funds in which the company participates, as well as those of which it is a partner or affiliated entity;	***Unaltered***
e) with Government bodies and offices, provided that it does not involve the assumption of responsibilities and/or obligations by the Company;	***Unaltered***
f) in-court testimony; and	***Unaltered***
g) before the certifying entities to obtain digital certificates.	***Unaltered***
Paragraph Four - Department Officers, Officers and Regional Officers are forbidden to practice acts that imply the sale and encumbrance of assets and rights of the Company.	***Unaltered***
Article 14) In addition to the normal assignments given to them by law and by these Bylaws, it is specifically up to each member of the Board of Executive Officers:	***Unaltered***
a) for the Chief Executive Officer: (i) to coordinate the execution of the strategic plan outlined by the Board of Directors; (ii) to promote the distribution of responsibilities and of the areas the Executive Officers are responsible for; (iii) to supervise and coordinate, directly, the actions of the Executive Vice-Presidents and, indirectly, of the other members of the Board of Executive Officers; and (iv) to preside over the meetings of the Board of Executive Officers;	***Unaltered***
b) for the Vice-Presidents: (i) to collaborate with the Chief Executive Officer in the performance of their duties; (ii) to replace, when appointed by the Board of Directors, the CEO in their absences or temporary impediment; and (iii) to supervise and	***Unaltered***

coordinate, directly, the actions of the Managing Officers and, indirectly, of the other members of the Board of Executive Officers, within the scope of their reporting line;	
c) for the Managing Officers: to perform the functions assigned to them, supervising and coordinating the actions of the officers that are within the scope of their reporting line;	***Unaltered***
d) for the Deputy Officers: to perform the functions assigned to them, supervising and coordinating the actions of the officers that are in the scope of their reporting line;	***Unaltered***
e) for the Department Officers: to conduct activities of the Departments to which they belong;	***Unaltered***
f) for the Officers: to perform the tasks assigned to them; and	***Unaltered***
g) for the Regional Officers: to guide and supervise the Service Points under their jurisdiction and comply with the duties to which they are assigned.	***Unaltered***
Article 15) The Board of Executive Officers shall hold ordinary meetings on a weekly basis, and special meetings whenever necessary. The decisions taken shall only be valid when more than half of the effective members attend the relevant meeting. The presence of the Chief Executive Officer or his/her substitute, who shall have the casting vote in the case of a tie, is mandatory. The special meetings shall be held whenever called by the Chairman of the Board, the Chief Executive Officer or by half of other Executive Officers.	***Unaltered***
Article 16) In the event of a vacancy, absence or temporary impediment of the Chief Executive Officer, the Board shall appoint his/her alternate.	***Unaltered***
Article 17) In order to exercise the position of Officer it is necessary to dedicate themselves to the Company and observe its internal rules, where the exercise of other	***Unaltered***

activities that conflict with the objectives of the Company is forbidden.	
Article 18) To be eligible for the position of Executive Officer, the candidate must, on the date of the election to have belonged to the staff of employees or managers of the Company or associated companies for more than ten (10) years, uninterruptedly, with observance of the provisions of Paragraph Two of Article 12 of these Bylaws.	***Unaltered***
Article 19) To be eligible for the position of Department Officer, Officer and Regional Officer, the candidate must, on the date of the election, belong to the staff of employees or managers of the Company or associated companies, with observance of the provisions of Paragraph Two of Article 12 of these Bylaws.	***Unaltered***
Section VII – Fiscal Council	***Unaltered***
Article 20) The Fiscal Council, the functioning of which shall be permanent, shall be consisting of three (3) to five (5) regular members and of an equal number of Deputies.	***Unaltered***
Section VIII - Audit Committee	***Unaltered***
Article 21) The Company shall have an Audit Committee consisting of three (3) to five (5) members of recognized technical competence, being one (1) Coordinator, appointed and dismissible by the Board of Directors, with a two (2)-year term of office, extending up to the investiture of new members appointed.	***Unaltered***
Paragraph One - The members of the Audit Committee may only rejoin the body, after at least 3 (three) years have elapsed since the last permitted reappointment.	***Unaltered***
Paragraph Two - Up to one-third (⅓) of the members of the Audit Committee may be reappointed to the body for a single consecutive term only, disregarding the period provided in Paragraph One.	***Unaltered***
Paragraph Three - In addition to those provided for by law or regulations, the	***Unaltered***

following are also attributions of the Audit Committee:	
a) recommending to the Board of Directors the outside firm that should be hired to provide independent audit services, the amount of compensation that such firm should receive and providing recommendations as to substitute auditors;	***Unaltered***
b) reviewing statutory financial statements prior to their disclosure, including the explanatory notes of the financial statements, the independent auditors' report and any management reports;	***Unaltered***
c) to assess the effectiveness of internal and independent audits, including in relation to the verification of compliance with legal and normative provisions that are applicable to the Company, as well as internal codes and regulations;	***Unaltered***
d) to assess the compliance by the Company's Board of Executive Officers, with the recommendations made by the independent or internal auditors, as well as recommending to the Board of Directors the resolution of any possible conflicts between the external auditors and the Board of Executive Officers;	***Unaltered***
e) to establish and publish procedures for the receipt and processing of information that concerns the non-compliance with legal and normative legal provisions that are applicable to the Company, as well as internal regulations and codes, including the prediction of specific procedures for the protection of the provider of information and its confidentiality;	***Unaltered***
f) to recommend, to the Board of Executive Officers of the Company, the correction or improvement of policies, practices and procedures that are identified in the framework of its powers;	***Unaltered***
g) to meet, at least quarterly, with the Board of Directors of the Company and the internal and independent auditors;	***Unaltered***

h) to verify upon their meetings, the compliance with their recommendations and/or the clarifications of their inquiries, including as regards the planning of their audit work, formalizing in Minutes the contents of such meetings;	***Unaltered***
i) to establish the operational rules of its operation; and	***Unaltered***
j) to meet with the Fiscal Council and Board of Directors at their request to discuss policies, practices and procedures identified within the scope of their relevant attributions.	***Unaltered***
Paragraph Four - A member of the Audit Committee may be removed by the Board of Directors at any time during their term of office, in cases of conflict of interest, non-compliance with the obligations that are inherent to their position or if they have a performance that is less than what is expected by the Organization.	***Unaltered***
Section IX - Remuneration Committee	***Unaltered***
Article 22) The Company shall have an organizational body referred to as Remuneration Committee, which shall act on behalf of all the Institutions that make up the Bradesco Organization, consisting of three (3) to seven (7) members, appointed and removable from office by the Board of Directors, with a two (2)-year term of office, and one of them shall be appointed Coordinator.	***Unaltered***
Paragraph One – The members shall be appointed from among the members of the Board of Directors, except for one (1) member who necessarily be a non-manager.	***Unaltered***
Paragraph Two - The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, shall not be compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, shall have his/her compensation established by the	***Unaltered***

Board of Directors, pursuant to the market parameters.	
Paragraph Three – The members of the Remuneration Committee may be re-elected and they are forbidden to remain in office during a term that exceeds ten (10) years. Only after the completion of such term, the member may return to the Committee, after at least three (3) years have elapsed.	***Unaltered***
Paragraph Four - The Committee's primary responsibility is of assisting the Board of Directors with the conduction of policies related to the compensation of executive managers, according to applicable legislation.	***Unaltered***
Section X - Ombudsman	***Unaltered***
Article 23) The Company shall have an organizational component of Ombudsman, which shall act on behalf of all Institutions of the Bradesco Organization that are authorized by the Central Bank of Brazil, with one (1) person responsible in the position of Ombudsperson, who shall be appointed by the Board of Directors, with a two (2)-year term of office, with reelection permitted.	***Unaltered***
Paragraph One - The Ombudsman cannot be entailed to an organizational component of the Bradesco Organization in a way that shows a conflict of interest or duties, like the bargaining units of product and services, the unit responsible for risk management and executive body of the internal audit's activity.	***Unaltered***
Paragraph Two - A manager or employee of the Bradesco Organization may be appointed as Ombudsman if he or she has:	***Unaltered***
a) a bachelor's degree;	***Unaltered***
b) extensive knowledge of the activities carried out by the institutions represented and their products, services, processes, systems, etc.;	***Unaltered***
c) functional capacity to assimilate the issues that are submitted to the Ombudsman, carry out administrative consultations to sectors	***Unaltered***

whose activities were questioned and direct the answers for the questions presented;	
d) technical and administrative conditions to comply with other requirements arising from the regulations published on the activities of the Ombudsman.	***Unaltered***
Paragraph Three - The Ombudsman's duty shall be the following:	***Unaltered***
a) checking strict compliance with legal and regulatory rules related to consumers' rights and acting as a communication channel between the Institutions under the "caput" of this Article, the clients and users of its products and services, including mediating conflicts;	***Unaltered***
b) receiving, registering, instructing, analyzing and formally and properly dealing with complaints by clients and users of products and services of the Institutions under the "caput" of this Article, that are not resolved by the usual services offered by the branches or by any other service station;	***Unaltered***
c) providing necessary clarifications and replying to claimants in relation to the status of the complaints and of the solutions offered;	***Unaltered***
d) informing the claimants on the waiting time for a final answer, which should not exceed ten (10) business days, and that may be extended, exceptionally and in a justified manner, only once, for an equal period, limiting the number of extensions to ten percent (10%) of total claims in the month, and the claimant must be informed of the reasons for the extension;	***Unaltered***
e) forward a conclusive answer to the demand of the claimants within the period established in item "d";	***Unaltered***
f) proposing to the Board of Directors corrective or improvement measures for the procedures and routines based on the analyses of the complaints received; and	***Unaltered***
g) every six months, prepare and submit to the Board of Directors, the Audit Committee	***Unaltered***

and the Internal Audit a quantitative and qualitative report on the Ombudsman's operation, including the proposals mentioned in item "f", when existing, and keeping them informed on the result of the measures adopted by the institution's management to address them.	
Paragraph Four - In its absence or temporary disability, the Ombudsman shall be replaced by an official member of the Ombudsman, who meets the requirements of Paragraph Two of this Article. In the case of vacancy, the Board shall appoint a replacement for the remaining term of office who shall complete the term of office of the replaced person.	***Unaltered***
Paragraph Five - The Ombudsman may be dismissed by the Board of Directors at any time during its term of office in cases of non-compliance with the obligations of his/her office or if he/she presents a performance that is less than what is expected by the Organization.	***Unaltered***
Paragraph Six - The Company:	***Unaltered***
a) shall maintain adequate conditions for the functioning of the Ombudsman, as well as for his/her actions to be based on transparency, independence, impartiality and exemption;	***Unaltered***
b) shall ensure the Ombudsman's access to the information that is necessary to prepare the appropriate response to the complaints received, with full administrative support, and may request information and documents for the exercise of its activities.	***Unaltered***
Section XI – Shareholders' Meetings	***Unaltered***
Article 24) The Annual and Special Shareholders' Meetings shall be:	***Unaltered***
a) called by sending to the shareholders a minimum thirty (30)-day notice;	***Unaltered***
b) conducted by the Chairman of the Board, or by his/her statutory substitute or even by a person appointed by the current Chairman, who shall invite one or more shareholders to act as Secretaries.	***Unaltered***

Section XII – The Fiscal Year and Income Distribution	***Unaltered***
Article 25) The fiscal year coincides with the civil year, ending on December 31.	***Unaltered***
Article 26) Balance sheets shall be prepared at the end of each semester, on June 30 and December 31 of each year. The Board of Executive Officers, subject to approval by the Board of Directors, may determine the preparation of other balance sheets for shorter periods, including monthly balance sheets.	***Unaltered***
Article 27) The Net Income, as defined in Article 191 of Law No. 6,404/76, accounted for at least six-months in advance of the annual balance sheet shall be allocated in the following order:	***Unaltered***
I. constitution of the Legal Reserve;	***Unaltered***
II. constitution of the Reserves set forth in Articles 195 and 197 of aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved in a Shareholders' Meeting;	***Unaltered***
III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on shareholders' equity referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee for the shareholders, upon each fiscal year, as a mandatory minimum dividend, thirty percent (30%) of the relevant net income, adjusted by the decrease or increase of the amounts specified in Items I, II and III of the "caput" of Article 202 of the mentioned Law No. 6,404/76.	***Unaltered***
Paragraph One - The Board of Executive Officers, subject to approval by the Board of Directors, is authorized to declare and pay interim dividends, specially semiannual and monthly dividends, resulting from Retained Earnings or existing Profit Reserves.	***Unaltered***

Paragraph Two - The Board of Executive Officers may, also, subject to approval by the Board, authorization for distribution of income to shareholders as interest on shareholders' equity, pursuant to specific legislation, in total or partial substitution of interim dividends, the declaration of which is permitted by the foregoing paragraph or, further, in addition thereto.	***Unaltered***
Paragraph Three - Any interest eventually paid to the shareholders shall be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Section III of the "caput" of this Article.	***Unaltered***
Article 28) The net income balance, recorded after the distributions provided for above, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved on at a Shareholders' Meeting, one hundred percent (100%) may be allocated to the Profit Reserves – Statutory, aiming to maintain the operating margin compatible with the development of the Company's operations, up to a limit of ninety-five percent (95%) of the amount of the paid-in share capital.	***Unaltered***
Sole Paragraph - In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on shareholders' equity, in an amount in excess of the mandatory dividend established in Article 27, Section III, and/or retention of income pursuant to Article 196 of Law No. 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article shall be determined after the full deduction of each one of the allocations.	***Unaltered***

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